Filed by Pacific Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                             Subject Company:  BNW Bancorp, Inc.
                                                       Commission File No.: None




NEWS RELEASE

CONTACT:    Dennis Long                         Don Zimmerman
            Pacific Financial Corporation       BNW Bancorp, Inc.
            (360) 533-8870                      (360) 647-1491

For Immediate Release

             PACIFIC FINANCIAL CORPORATION AND BNW BANCORP, INC.
                                 AGREE TO MERGE

Aberdeen, WA. and Bellingham, WA. -- October 22, 2003 -- Pacific Financial Corporation and BNW Bancorp, Inc. (OTCBB:BBCP.OB), announced today the signing of a definitive merger agreement under which Pacific Financial will acquire BNW Bancorp. Completion of the transaction is expected to occur in the first quarter of 2004, subject to regulatory approval and approval by the shareholders of both companies.

Pacific Financial, which is headquartered in Aberdeen, Washington, has total assets of about $300 million. Its banking subsidiary, The Bank of the Pacific, offers financial services in southwest Washington through 10 branches located in Grays Harbor, Pacific and Wahkiakum Counties and a loan production office in Gearhart, Oregon. BNW Bancorp was formed in January 2003 as the holding company for Bank NorthWest, which began operations in early 1997. Bank NorthWest has five branches in Bellingham and elsewhere in Whatcom County and about $100 million in total assets.

"This is an important acquisition for Pacific Financial because it provides us with access to the rapidly growing Bellingham market," said Dennis Long, President and CEO of Pacific Financial Corporation. "Bank NorthWest has experienced employees, a compatible culture, and outstanding client service. We look forward to the enhanced opportunities this merger will offer our customers and shareholders."

Don Zimmerman, President and CEO of BNW Bancorp, Inc., commented, "The combination with Pacific Financial will allow us to offer higher lending limits and a greater array of financial products while maintaining our highly attentive approach to client service. We also believe that it will provide our shareholders with the opportunity to benefit financially."

Under the terms of the merger agreement, which has been approved by the boards of directors of both companies, shareholders of BNW Bancorp, Inc., will be entitled to receive, in exchange for each share of BNW common stock held, 0.85 shares of Pacific Financial Corporation common stock. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes.

Bank NorthWest will be merged into The Bank of the Pacific concurrently with completion of the acquisition. However, the Whatcom County branches will continue to be operated under the Bank NorthWest name. Dennis Long will continue as President and CEO of the combined company, while Don Zimmerman will be appointed Area President of the Whatcom County operations.

Additional Information and Where to Find It

In connection with the proposed transaction, Pacific Financial Corporation intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). Investors and security holders of Pacific Financial and BNW Bancorp, Inc., are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about Pacific Financial, BNW Bancorp and the proposed transaction. Investors and shareholders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Pacific Financial with the SEC at the SEC's Web site at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Pacific Financial's other filings with the SEC also may be obtained by sending a written request to Investor Relations, Pacific Financial Corporation, Post Office Box 1826, Aberdeen, WA 98520, or calling Sandra Key at
(360) 533-8873, ext. 233, or by sending a written request to Investor Relations, BNW Bancorp, Inc., 100 Grand Avenue, Bellingham, WA 98225, or calling Gordon Browning at (360) 647-1491, ext. 3004.

Pacific Financial Corporation, its directors, and executive officers may be deemed to be participants in the solicitation of proxies from Pacific Financial shareholders in favor of the proposed transaction. A description of the interests of the Pacific Financial directors and executive officers, including their beneficial ownership of Pacific Financial common stock, is set forth in its proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. Investors and shareholders may obtain additional information regarding the interests of such potential participants by reading the definitive joint proxy statement/prospectus and the other relevant documents filed by Pacific Financial with the SEC when they become available.

Forward-Looking Statements

This press release contains certain "forward-looking statements." The forward-looking statements contained herein are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: failure of the proposed merger to receive required regulatory or shareholder approval; difficulties in integrating our existing products, services, and operations; our ability to attract and retain customers and employees; general economic conditions; business conditions in the banking industry; world events and their impact on interest rates and customers; the regulatory environment; increased competition with community, regional and national financial institutions; and higher-than-expected loan delinquencies. Readers are cautioned not to place undue reliance on these forward-looking statements. Pacific Financial Corporation and BNW Bancorp, Inc., do not undertake any obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release. Readers should carefully review the risk factors described in this and other documents that Pacific Financial Corporation files from time to time with the SEC.

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